

Mail Stop 4628

June 21, 2017

<u>Via E-Mail</u>
Cedric W. Burgher
Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-09210**

Dear Mr. Burgher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

<u>Business Review, page 15</u>

<u>Proved Undeveloped Reserves, page 18</u>

1. Revise to provide disclosure that quantifies the factors cited as the cause of changes to your proved undeveloped reserves ("PUDs"). For example, you cite additions to your PUDs from Permian Basin improved recovery and purchases, but do not quantify the impact of each item. Refer to Item 1203(b) of Regulation S-K.

2. We note that you converted approximately 14% and 13% of your PUDs during the fiscal years ended December 31, 2016 and 2015, respectively. Tell us how your plan to commit

capital to your highest return projects will affect your ability to drill PUDs with less attractive returns in a timely manner. Refer to Rule 4-10(a)(31) of Regulation S-X.

Industry Outlook, page 19

3.   Disclosure in your annual report identifies factors that "make it impossible to predict the future direction of oil, NGLs, and domestic gas prices reliably." However, it appears that you could provide additional information to promote an understanding of the reasonably likely effect of material trends and uncertainties, including with regard to commodity prices. For example, remarks attributed to management during your earnings call on February 9, 2017 include statements that you anticipate oil prices rising moderately through the year and that your planned capital spending anticipate oil prices remaining approximately as reflected in the futures markets. In providing revised disclosure, consider the financial and non-financial information available to management and whether this type of information should be disclosed. Refer to Item 303(a) of Regulation S-K and section III of SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 32

Oil and Gas Properties, page 33

4.   You have identified a number of material assumptions used in your impairment test including estimates of future product prices and future operating and development costs. In addition, you state that factors such as prolonged low or further declines in commodity prices could result in additional impairments. Revise your disclosure to explain how key assumptions used in your impairment test are determined, including your basis for estimating future product prices. Include information that provides insight into the uncertainty associated with key assumptions and address the degree to which your future cash flows can change significantly over time. Refer to section V of SEC Release No. 33-8350.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 46

Impairments and Related Items, page 49

5.   Revise to describe the assets to which the allowance for doubtful accounts of $541 million recorded during 2016 relates. In addition, provide disclosure regarding the methodology used to estimate an allowance when trade receivables are deemed uncollectible. Refer to FASB ASC 310-10-50-2 and 50-14.

Note 8. Environmental Liabilities and Expenditures, page 59

Environmental Remediation, page 59

6.   We note that you accrued for a reserve relating to your estimated allocable share of remedial activities associated with the proposed clean-up plan for a portion of the Lower Passaic River and that you continue to evaluate the costs to be incurred to comply with the required remedial actions. Revise to disclose the total amount accrued for this site and the reasonably possible additional loss or explain to us why this type of disclosure is not necessary. As part of your revised disclosure, address whether the estimates associated with the accrued loss is gross or net of any recoveries for costs indemnified by Maxus Energy Corporation ("Maxus"). Refer to FASB ASC 410-30-50-10d. Also address other individual Maxus-indemnified sites to the degree they are relevant to an understanding of your financial position, cash flows, or results of operations.

Form 8-K filed February 9, 2017

Exhibit 99.1

7.   Revise your presentation of the non-GAAP measure "Core earnings per share" to provide a reconciliation to GAAP-basis earnings per share. With your response, describe your approach for dilutive shares in your computation when the GAAP and non-GAAP measures do not both result in income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources